EXHIBIT 99.1

West Bancorporation, Inc. Employee
Savings and Stock Ownership Plan

Financial Report

December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Plan Participants of
West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of West Bancorporation, Inc. Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Olsen Thielen & Co. Ltd.

We have served as the Plan’s auditor since 2025.

Roseville, Minnesota
June 25, 2026

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
ASSETS

Investments at fair value	$62,691,841	$49,982,331
Receivables:
Employer contributions	670,933	309,277
Notes receivable from participants	436,295	309,976
Total receivables	1,107,228	619,253

NET ASSETS AVAILABLE FOR BENEFITS	$63,799,069	$50,601,584

See Notes to Financial Statements.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions to net assets attributed to:
Investment income:
Dividends	$841,709
Net appreciation in fair value of investments	5,885,201	$6,726,910

Interest income on notes receivable from participants		35,090

Contributions:
Employer	1,707,081
Participants	1,625,195
Amounts rolled over from other plans	4,628,804	7,961,080

Total additions		14,723,080

Deductions from net assets attributed to:
Benefits paid to participants		1,519,771
Other		5,824

Total deductions		1,525,595

Net increase		13,197,485

Net assets available for benefits:
Beginning of year		50,601,584
End of year		$63,799,069

See Notes to Financial Statements.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

Note 1. Plan Description
The following description of the West Bancorporation, Inc. Employee Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General and eligibility: The Plan is a defined contribution plan covering all eligible employees of West Bancorporation, Inc. and its subsidiary, West Bank (collectively, the Company). Employees of the Company are eligible to participate in the Plan on the first day of the quarter following the completion of three months of service and attaining age 21. Employees are entitled to employer contributions, other than discretionary contributions, on the first day of the quarter in which they become eligible to participate. Employees are eligible to participate in any approved discretionary contributions on the first day of the quarter following employment of one year, having completed 1,000 hours of service in the Plan year and attaining age 21. In addition, participants must be actively employed on the last day of the Plan year to receive an approved discretionary contribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions and investment options: Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation. Each year, participants may contribute up to 100 percent of pre-tax annual compensation as defined by the Plan, subject to qualified limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company provides a matching contribution of 100 percent of employee elective deferral contributions, up to six percent of employee compensation. The matching contribution for the year ended December 31, 2025 was $1,043,126. The Company also approved discretionary contributions of four percent of eligible employees' compensation during the year ended December 31, 2025. The discretionary contribution for the year ended December 31, 2025 was $$$670,933. The amounts contributed by the participants and the Company are deposited into one or more of 24 investment options at the participant's discretion. Participants who do not enroll on their own and who do not opt out are automatically enrolled in the Plan once they have met the eligibility requirements. The initial contribution rate for those who are auto-enrolled is six percent of eligible compensation.

Participant accounts: Each participant's account is credited with the participant's contribution, the Company matching contribution, the Company discretionary contribution, if applicable, and an allocation of Plan earnings (losses) less participant specific administrative expenses. Plan earnings (losses) are allocated based upon the participant's account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their contributions and Company matching contributions plus actual earnings (losses) thereon. Discretionary contributions vest based on years of completed service. Vesting begins after two years of service, and continues at a rate of 20 percent each year until the participant is 100 percent vested.

Notes receivable from participants: Participants may borrow from the vested portion of their account a minimum amount of $1,000 up to a maximum of $50,000, reduced by their highest outstanding note receivable balance from the Plan during the preceding 12 months. In no event can a participant borrow more than 50 percent of their vested account balance. Terms range from one to fifteen years. The notes receivable outstanding as of December 31, 2025, are due at varying dates through November of 2040, and bear interest at rates between 5.25 to 10.50 percent, which is commensurate with local prevailing rates as determined by the Plan Administrator. The notes receivable are secured by the balance in the participant's account. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits: Participants (or the beneficiary, if the participant is deceased) will be eligible to receive their benefits on the earlier of attaining the age of 59½, retirement, death, disability or termination due to any other reason. If the benefit is less than $7,000, the participant receives the vested benefit in a lump sum amount. If the benefit is greater than $7,000, the participant may elect to receive the benefit as a lump sum or in installment payments.

Forfeited accounts: Forfeitures from nonvested accounts are used to reduce employer contributions or pay administrative expenses. During the year ended December 31, 2025, forfeitures from nonvested account balances reduced employer contributions and paid administrative expenses of approximately $500. There were no forfeited nonvested balances available as of December 31, 2025 and 2024.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

Subsequent events: In preparing the Plan's financial statements, Plan management has evaluated all subsequent events and transactions for potential recognition or disclosure through the date of filing these financial statements with the SEC. There were no subsequent events that required recognition or disclosure in the financial statements.

Note 2. Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of investments and income recognition: Investments are reported at fair value. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments sold as well as held during the year.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses was recorded at December 31, 2025 or 2024. Delinquent loans are treated as distributions based upon the terms of the plan document. Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in supplemental schedule, Schedule H, Part IV, Line 4i-Schedule of Assets (held at end of year).

Administrative fees: Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan. Loan administration and other participant requested services fees are charged directly to the participant's account and are included in administrative fees. Quarterly asset management and periodic compliance testing fees are paid directly by the Company, and are excluded from these financial statements.

Payments of benefits: Benefits are recorded when paid.

Accounting estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the Statement of Net Assets Available for Benefits as of December 31, 2025.
Concentration of market risk: Approximately 12.2 percent and 14.0 percent of the Plan’s assets were invested in West Bancorporation, Inc.'s common stock as of December 31, 2025 and 2024, respectively. The underlying value of West Bancorporation, Inc.'s common stock is entirely dependent on the performance of West Bancorporation, Inc. and the market’s evaluation of such performance. It is reasonably possible that future changes in the fair value of West Bancorporation, Inc.'s common stock could materially affect participants’ account balances and the amounts reported on the Statement of Net Assets Available for Benefits.

Note 3. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts business. The Plan's statements of net assets available for benefits contains Plan investments that are recorded at fair value on a recurring basis. The three-level valuation hierarchy for disclosure of fair value is as follows:

Level 1 uses quoted market prices in active markets for identical assets or liabilities.

Level 2 uses observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 uses unobservable inputs that are not corroborated by market data.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

When available, quoted market prices are used to determine the fair value of investments held in the Plan, and such items are classified within Level 1 of the fair value hierarchy. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. The level to which an asset or liability is classified is based upon the lowest level of input that is significant to the fair value measurements. There have been no changes in valuation methodologies as of December 31, 2025, compared to December 31, 2024. The Company's policy is to recognize transfers between levels at the end of each reporting period, if applicable. There were no transfers between Level 1, 2 or 3 assets or liabilities during the year ended December 31, 2025.

Mutual funds: Mutual funds are reported at the daily closing price as reported by each fund and are classified within Level 1 of the valuation hierarchy.

West Bancorporation, Inc. common stock: The common stock fund contains the Plan's investment in West Bancorporation, Inc. common stock, which is recorded at a readily determinable fair value, based on the closing price per the Nasdaq Global Select Market, and is classified within Level 1 of the valuation hierarchy.

Pooled separate accounts: Pooled separate accounts (other than the Principal U.S. Property Separate Account) invest primarily in domestic stocks, single mutual funds or fixed securities including asset backed and mortgage backed securities, and corporate and government bonds. The Principal U.S. Property Separate Account invests primarily in commercial real estate and includes mortgage loans that are backed by the associated properties. The net asset value is used as a practical expedient to determine fair value for all pooled separate accounts. Each pooled separate account provides for redemptions by the Plan at reported net asset values per share, with little to no advance notice requirement. Investments measured at net asset value per share used as a practical expedient are not required to be classified in the fair value hierarchy.

Collective investment trust: The Principal Stable Value Fund (the Fund) offers a diversified group of investments with competitive levels of yield consistent with a stable fixed-income methodology and a prudent assumption of investment risk. The Fund provides stability of returns, liquidity to pay plan benefits, and a high credit quality by investing in conventional, synthetic and separate account investment contracts (collective contracts) issued by life insurance companies, banks and other financial institutions. The Fund is valued using the net asset value as a practical expedient, which is based on the value of underlying investments. Investments measured at net asset value per share used as a practical expedient are not required to be classified in the fair value hierarchy.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

The following tables present the investments measured at fair value on a recurring basis by level as of December 31, 2025 and 2024.

	2025
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$31,866,445	$31,866,445	$—	$—
Common stock	7,770,052	7,770,052	—	—
Total assets in fair value hierarchy	39,636,497	$39,636,497	$—	$—
Investments measured at net asset value*
Pooled separate accounts	22,184,125
Collective investment trust	871,219
Total investments, at fair value	$62,691,841

	2024
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$24,376,816	$24,376,816	$—	$—
Common stock	7,069,214	7,069,214	—	—
Total assets in fair value hierarchy	31,446,030	$31,446,030	$—	$—
Investments measured at net asset value*
Pooled separate accounts	17,676,902
Collective investment trust	859,399
Total investments, at fair value	$49,982,331

* In accordance with ASC 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

The following tables set forth additional disclosures of the Plan's investments whose fair value is measured using the net asset value per share practical expedient as of December 31, 2025 and 2024.

	2025
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts (a):
Fixed income	$959,362	—	Daily	Daily
Large U.S. equity	13,798,550	—	Daily	Daily
Small/mid-size U.S. equity	7,182,700	—	Daily	Daily
Real estate	243,513	—	Daily	Daily
Total pooled separate accounts	$22,184,125
Collective investment trust (b)	$871,219	—	Daily	Daily

	2024
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts (a):
Fixed income	$917,268	—	Daily	Daily
Large U.S. equity	9,695,320	—	Daily	Daily
Small/mid-size U.S. equity	6,684,748	—	Daily	Daily
Real estate	379,566	—	Daily	Daily
Total pooled separate accounts	$17,676,902
Collective investment trust (b)	$859,399	—	Daily	Daily

(a)Investments in select funds in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(b)This category consists of a stable value fund which seeks current income by investing primarily in insurance contracts issued by life insurance companies, banks and other financial institutions that offer stability of principal. Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets.

Note 4. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 5. Income Tax Status
Effective January 1, 2021, the Plan adopted a non-standardized form of a prototype plan sponsored by Qualified Plan Consultants, LLC. The prototype plan provider has received an opinion letter from the Internal Revenue Service as to the prototype plan's qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

The Plan applies the standards on accounting for uncertainty in income taxes. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustments to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

Note 6. Related-Party Transactions and Party in Interest Transactions
The Plan held 350,160 and 326,523 shares of West Bancorporation, Inc.'s common stock as of December 31, 2025 and 2024, respectively, with a fair value of $7,770,052 and $7,069,214, respectively.

During the year ended December 31, 2025, the Plan had purchases of $1,000,509 and sales of $502,341 of West Bancorporation, Inc.'s common stock. Dividend income from West Bancorporation, Inc.'s common stock totaled $335,991.

Certain Plan investments are collective trusts and pooled separate accounts managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the plan made a direct payment to the third-party administrator of $5,824 which was not covered by revenue sharing.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Schedule H - Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
EIN: 42-1230603 Plan #: 001

Schedule of Assets (Held at End of Year)
December 31, 2025

Description	Number of Shares/Units or Principal Amount	Current Value
Pooled separate accounts:
*Principal Core Plus Bond Separate Account	236	$325,931
*Principal Government and High Quality Bond Separate Account	21,731	633,431
*Principal Large-Cap Growth I Separate Account	52,057	4,282,113
*Principal Large-Cap S&P 500 Index Separate Account	26,690	9,516,437
*Principal Mid-Cap Value I Separate Account	11,614	1,734,837
*Principal Mid-Cap S&P 400 Index Separate Account	8,865	971,216
*Principal Small-Cap S&P 600 Index Separate Account	21,650	2,259,407
*Principal Small-Cap Value II Separate Account	41,507	2,217,241
*Principal U.S. Property Separate Account	171	243,513

*Collective trust, Principal Stable Value Fund	37,353	871,219

Mutual funds:
ClearBridge International Growth IS Fund	28,454	2,109,608
MFS Value R4 Fund	75,632	3,777,080
DFA Emerging Markets I Fund	26,820	995,824
JanusHenderson Enterprise S Fund	19,157	2,515,334
JanusHenderson Triton N Fund	18,919	516,114
T. Rowe Price Retirement Balanced Fund	39,464	552,884
T. Rowe Price Retirement 2010 Fund	3,401	54,415
T. Rowe Price Retirement 2020 Fund	83,740	1,653,036
T. Rowe Price Retirement 2030 Fund	265,503	7,367,704
T. Rowe Price Retirement 2040 Fund	113,881	3,917,515
T. Rowe Price Retirement 2050 Fund	296,530	6,416,915
T. Rowe Price Retirement 2060 Fund	104,681	1,987,891
T. Rowe Price Retirement 2070 Fund	191	2,125

*Common stock, West Bancorporation, Inc.	350,160	7,770,052

*Notes receivable from participants, 5.25 - 10.50 percent, due through November 2040		436,295
		$63,128,137
* Represents a party-in-interest.